

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

By E-Mail

Kai H. E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

      Re: CytoDyn Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed September 24, 2021
             File No. 000-49908

Dear Mr. Liekefett:

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Preliminary Proxy Statement

Background to the Solicitation, page 9

1.   Please revise this section to describe the results of the litigation involving Mr. Pestell and Mr. Caracciolo.

2.   Refer to the events of May 22, 2020. This disclosure and disclosure you have made elsewhere suggest that the dissidents are interested in acquiring the company or having the company acquire IncellDx. Please balance this disclosure with a reference to the dissidents' own disclosure in their proxy statement that "there is no intention on the part of the Nominees to pursue any such or similar acquisition transaction with IncellDx if elected to the Board."

Payments upon Termination of Employment, Death or Disability, or Change of Control, page 37

3.   Please revise this section to clarify whether the election of the dissidents' nominees would constitute a change of control under the Employment Agreements and, if so, quantify the potential payments due to each of Dr. Pourhassan, Dr. Kelly and Dr. Ray.

4.   On a related note, disclose whether any other company obligations would arise or be triggered by the election of the dissidents' nominees and the costs associated with the satisfaction of those obligations.

Annex B

5. We note your reference to Mr. Lonsford and your discussion of his status as a participant in your solicitation. It has also come to our attention that Mr. Lonsford appears to be acting as a moderator in an online forum relating to the company and that, in this capacity, he has made soliciting statements. Please provide us with a description of Mr. Lonsford's soliciting activities, to the extent you are aware of them, and your analysis supporting your conclusion that Mr. Lonsford is not a participant in your solicitation.

Form of Proxy

6. Please mark your form of proxy as preliminary.

 Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions